UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G / A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

GLOBAL GEOPHYSICAL SERVICES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37946S107
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.37946S107

1.	Names of Reporting Persons RICHARD A. DEGNER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,308,668

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,308,668

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,376,168 (includes options to acquire 67,500 shares of Common Stock as of December 31, 2012)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] : Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer GLOBAL GEOPHYSICAL SERVICES, INC.
	(b)	Address of Issuer’s Principal Executive Offices 13927 S. Gessner Rd., Missouri City, TX 77489

Item 2.
	(a)	Name of Person Filing RICHARD A. DEGNER
	(b)	Address of Principal Business Office or, if none, Residence c/o GLOBAL GEOPHYSICAL SERVICES, INC. 13927 S. Gessner Rd., Missouri City, TX 77489
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 37946S107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	[ ]
Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the attached cover page.
(b)
Percent of class:

See Item 11 of the attached cover page.

The figures reported in Item 11 of the attached cover page are based upon the total number of 37,617,316 outstanding shares reported for the fourth quarter ended December 31, 2012, filed with the NYSE at https://egovdirect.nyse.com by Global Geophysical, Inc. on January 10, 2013.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of the attached cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of the attached cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of the attached cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [  ] :

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable as this statement is filed pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date
/s/ Richard A. Degner
Signature
Richard A. Degner
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).